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Editorial Contact:                                                Exhibit 99.1
Tamara Snowden
(408) 879-6146
tamara.snowden@xilinx.com

FOR IMMEDIATE RELEASE
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                XILINX ANNOUNCES RESIGNATION OF SENIOR EXECUTIVE

     SAN JOSE, Calif., August 9, 2001 -- Xilinx, Inc. (NASDAQ:XLNX) today announced the resignation of senior vice president Dennis L. Segers. Segers also withdrew his name as a candidate for re-election to the Company's Board of Directors at today's annual stockholder meeting.

     Segers plans to join a non-competitive Silicon Valley start-up company as chief executive officer following his scheduled departure from Xilinx in September 2001. Segers, 48, was appointed to the Xilinx Board of Directors in April 2000 and is credited with leading the development of the most successful line of programmable logic devices in the history of the industry, the Xilinx(R) Virtex(R) series of high performance FPGAs.

     "Joining Xilinx was one of the best decisions I have ever made. My decision to leave the Xilinx family has been very difficult. However, I am looking forward to the challenges of a start up environment," said Segers. "Xilinx is on the threshold of tremendous growth and I am confident that they will continue to lead the programmable logic industry with innovative and leading edge products."

     "Dennis has been a key member of the executive team since he joined Xilinx in 1994 and deserves much of the credit for developing the technology strategy that catapulted Xilinx to its current position of product leadership," said Xilinx CEO Wim Roelandts. "Dennis' tremendous management and people skills will be missed at Xilinx and will serve him well in his new endeavor."

     Xilinx is the leading supplier of complete programmable logic solutions, including advanced integrated circuits, software design tools, predefined system functions delivered as intellectual property cores, and unparalleled field engineering support. Founded in 1984 and headquartered in
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San Jose, Calif., Xilinx invented the field programmable gate array (FPGA) and fulfills more than half of the world demand for these devices today. Xilinx solutions enable customers to reduce significantly the time required to develop products for the computer, peripheral, telecommunications, networking, industrial control, instrumentation, aerospace, defense, and consumer markets. For more information, visit the Xilinx web site at http://www.xilinx.com.